                                  Commission File No.

                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549

                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                   For the month of May, 2000


               ENTERPRISES SHIPHOLDING CORPORATION
         (Translation of registrant's name into English)

             c/o Enterprises Shipping & Trading S.A.
                      Poseidonos Avenue 11
                        Elliniko GR-16777
                         Athens, Greece
            (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F     X       Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes             No     X

Item 1.  INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Attached hereto is a copy of the quarterly report of Enterprises Shipholding Corporation (the "Company") for the period ended March 31, 2000.

                           ENTERPRISES

                           SHIPHOLDING


                                             Athens 12TH May 2000


TO THE NOTEHOLDERS OF ENTERPRISES SHIPHOLDING CORPORATION:

Enclosed is the unaudited financial information accompanied by a Management's Discussion and Analysis of Financial Condition and
Results of Operations for the period ended March 31, 2000.

The first quarter of 2000 did not hold any surprises and was as per our forecast in respect to rates. However the bunker market was a little stronger as the prices did go above what we expected thus increasing our voyage expenses. We traded in the spot market 10 reefer vessels which had very little down time as we were able to fix the vessels in such a way that they had continuous employment through out the first quarter and after breaking lay up. The vessels traded in the spot market generated $9.5 million or 64% of the Company's revenues while contributing $3.8 million or 61% of the Company's EBITDA. On time-charter we operated only 9 vessels this year compared to 14 vessels in 1999. The remaining 2 reefer vessels and the 2 container vessels remained in lay up condition, as the market conditions did not justify operating them. The high season came to an abrupt end around the end of the 3rd week of March. This was mainly due to the lack of sales for Argentinean fruit and the lack of sales in Europe of Chilean fruit. Coupled with this, South Africa saw its volume falling due to poor weather and quality problems. Although our forecast for the year was exactly as we had predicted we are not happy at all with the way that the reefer market has gone since the first quarter, which will have far-reaching and serious effects on the spot market for the balance of the year.
The container market on the other hand has shown an improvement with rates slowly rising through out the first quarter as the need for faster and more fuel-efficient vessels were required. The outlook of the reefer spot market during the second quarter remains very sluggish and as such we have decided to lay-up all our vessels trading in the spot market, upon termination of their current voyage, due to the low levels of the freight market and unavailability of cargoes which is in line with the company's last year policy. At this time 11 out of 23 vessels are already in lay up condition and we are expecting to lay up the remaining 3 vessels by the end of May.

The newbuilding program is on schedule and the second vessel named OcelotMax was delivered on 25th February 2000 and has been chartered at current market rates.


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

For the three months ending March 31, 2000, the Company's revenues were $15.1 million, EBITDA was $6.2 million generating a net loss of $0.2 million. While we had anticipated lower figures from last year's results, they were unexpected, due to worse than anticipated market conditions which led to unsatisfactory performance of the vessels trading in the spot market combined with fewer new time-charter commitments done at abysmal rates.

A conference call with Mr. Kostas Koutsoubelis, Director and Chief Financial Officer, and Mr. Dale Ploughman, Senior Vice-President, has been scheduled for Thursday 18th of May 2000 at 9:30 am New York time to discuss the first quarter 2000 results. To participate in the conference call please dial the number
(212) 676-4901.

We are pleased to answer any inquiries that you may have. Our investor relations contact is: Kostas Koutsoubelis, Tel:
Int+301+8910170 and Fax: Int+301+8983595


Sincerely yours,


Victor Restis
President and
Chief Executive Officer

             MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

         The Company is one of the world's leading independent owners and operators of reefer vessels with a fleet of 23 vessels, including 19 reefer vessels, and two high reefer intake container vessels, and two 2205 TEU geared container vessels, and has on order two combined container reefer vessels and three 2205 TEU geared container vessels. The following discussion presents financial information for the Company and its subsidiaries on a consolidated basis for all periods presented. The Company acquired such subsidiaries in October 1997 (the "Combination") in an exchange of stock transaction. Subsequent to the Combination, the financial statements of the Company were restated to reflect the consolidation of all companies.

         The Company's fleet currently consists of 23 vessels:
(i) 19 reefer vessels ranging in size from approximately 200,000 to 600,000 cu.ft. of cargo capacity, including two modern reefer vessels each with 427,806 cu.ft. of capacity delivered from their builder in the first half of 1996; and (ii) two reefer container vessels, each with a cargo capacity of 324 TEU and two geared container vessels with a cargo capacity of 2205 TEU. The following table sets forth changes in the Company's fleet from December 31, 1995 through March 31, 2000.

                                        Year Ended December 31,       March 31
                                    1995   1996   1997   1998   1999      2000

Fleet owned at beginning of
 period                               17     20     24     26     26        22
Newbuildings and other
  acquisitions during period           3      4      2      0      1         1
Sales and dispositions during
  period                               0      0      0      0      5         0
Fleet owned at end of period          20     24     26     26     22        23
Newbuildings on order                  0      0      0      7      6         5
Reefer Cargo Capacity
  (at end of period)
  (millions cft.)                    8.8   10.3   10.3   10.3    8.5       8.5
TEU Capacity (at end of
  period)                              0      0      0    648  2,853     5,058

         Reefer shipping is a highly specialized segment of the global shipping industry that provides seaborne transportation of perishable commodities, such as bananas, other fruits, meat, seafood, vegetables and dairy products, in a temperature controlled environment. The reefer industry is comprised of approximately 20 leading participants and numerous medium to small reefer fleet owners and operators.

         Reefer vessels are employed under time charters, voyage charters, contracts of affreightment ("COAs"), and bareboat (or demise) charters. Reefer vessels that operate in a pool are generally time chartered to the pool by the owner and the pools secure employment for the vessels they control through a combination of COAs, voyage charters and time charters with other operators or end-users.

         The reefer vessel industry is characterized by cyclical changes in supply and demand, resulting in wide swings in charter rates and vessel utilization and, consequently, in profitability for reefer vessel owners and operators. The supply of reefer vessel cargo carrying capacity is a function of the number and size of new vessels built and older vessels scrapped. The demand for reefer vessel capacity reflects several variables, including the size of fruit harvests, import quotas, the impact of general economic conditions on consumer demand, and trends in worldwide consumption and prices for reefer commodities. When growth in demand exceeds the current or anticipated carrying capacity of worldwide supply, charter rates generally increase. When charter rates reach sufficiently high levels, the scrapping rate of older vessels declines and orders for newbuildings increase. Once commissioned, a newbuilding generally takes 18 months to 24 months to be built.

         Recent trends in reefer vessel charter rates are as follows: The average time charter rate for quality, midsize, pallet-friendly reefer vessels more than doubled from $0.41 per cu.ft. in 1985 to $0.85 per cu.ft. in 1991. The steady increase in freight rates resulted in relatively heavy investment in cargo capacity during this period, with worldwide reefer capacity (over 100,000 cu.ft.) growing by approximately 34% between 1986 and 1993. By 1993, reefer vessel cargo carrying capacity had increased at a greater rate than reefer vessel shipping volumes. Shipping volumes were adversely affected in late 1992 and 1993 by the size of various fruit harvests, the European Union quota on "dollar" bananas grown in Central America, and recessionary conditions in various importing countries. Accordingly, time charter rates for older, pallet-friendly vessels declined to approximately $0.50 in 1993, a 41.2% decline from the peak in 1991. As a result of the decline in freight rates, scrapping of older vessels increased and the construction of newbuildings decreased, thereby causing a decline in the supply of cargo carrying capacity. Charter rates began to improve in 1994 as a result of the decline in supply capacity along with the increased cargo shipping demand. According to industry sources, average rates for older, pallet-friendly vessels increased to approximately $0.53 in 1994, $0.60 in 1995 and to $0.67 in 1996,
but declined to $0.65 in 1997 and 1998 to reach $0.60 in 1999.

Results of Operations

The following table sets forth, for the periods indicated, selected operating data as a percent of net revenue:

                                       Year Ended December 31,        March 31
                                    1995   1996   1997   1998   1999      2000

Revenue from vessels, net           100%   100%   100%   100%   100%      100%
Voyage and running expenses         39.4   41.6   40.0   37.5   48.6      50.6
Depreciation and amortization       20.4   16.8   18.3   20.7   28.0      25.3
General and administrative expenses  4.1    3.9    4.3    7.4   10.1       8.1
                                   ___________________________________________
Income from operations              36.1   37.7   37.4   34.4   13.3      16.0
Interest expense, net                3.9   4.23    .51    3.5   20.4      22.6
Loss (gain) on sale of vessels       0.0    0.0  (7.9)    0.0    2.4       0.0
Other expenses (income)              0.6  (0.7)  (2.2)    0.0  (2.7)     (5.6)
Litigation loss                      0.0    0.0    0.0    0.0   12.2       0.0
Minority interest                    0.0    0.0    0.0    0.0    0.0       0.0
                                   ___________________________________________
Net income (loss)                   31.6  34.24   4.12    1.9 (18.8)     (1.0)

         Revenue from vessels, net. Revenues are generated primarily from U.S. Dollar denominated charter hire payments under time charters, COAs or voyage charters to independent reefer operators, reefer pool operators and integrated multinational fruit companies. Revenues from vessels are presented net of shipbrokers' commissions. Historically, substantially all of the Company's time charters have been for periods of 12 months or more. During the past five years, revenues from time charters of 12 months or longer represented 86% of the Company's net revenues while for 1999 revenues from time charters represented 82% of the Company's net revenues compared to 92% during 1998. Depending on market conditions, the Company also charters out its vessels on COAs, and in the spot market on voyage charters. In 1997 and 1998, the Company derived 16% and 8% of its net revenues from COAs and spot market voyage charters, respectively. For 1999, the Company's share of revenues from spot charters increased to 18% reflecting the market conditions and the unwillingness of charterers to commit for longer period. In the first quarter of 2000 revenues from time charter represented only 56% of the Company's revenues reflecting the market conditions, while the revenues from the container vessels were 9% of the Company's revenues.

         The Company's aggregate revenues are a function of the average freight rate that it earns per vessel per day and the total number of vessel days the fleet is in operation. The following table summarizes the Company's average revenue per vessel per day and total operating days:


                                      Year Ended December 31,
                                                                      March 31
                                 1995    1996    1997    1998    1999     2000
Average revenue per vessel
  per day                      $8,418 $10,086 $10,555 $ 9,319 $ 8,522  $ 9,363
Percentage increase (decrease)   3.0%   19.8%    4.7% (11.7)%  (8.6)%     9.8%
Total operating days            6,037   7,777   7,492   7,666   6,054     1617
Percentage increase              7.3%   28.8%   (3.7)   %2.3% (21.0)%       NA

         Voyage and running expenses. Voyage and running expenses include costs of crewing, spares and stores, insurance premiums, lubricants, repairs and maintenance, and victualling. The time charterer, subject to certain adjustments pays bunkers and port expenses for vessels under time charters. Bunkers and port expenses for vessels under voyage charters and COAs are paid by the vessel owner and are included in voyage expenses. The following table sets forth the Company's average voyage and running expenses per vessel per day:

                                       Year Ended December 31,
                                                                      March 31
                                   1995   1996    1997   1998   1999      2000
Average operating expenses per
  vessel per day                 $3,002 $3,989  $3,437$ 2,824$ 3,059   $ 3,704
Percentage increase (decrease)       -   32.9% (13.8)%(17.8)%   8.3%     21.0%

         General and administrative expenses. General and administrative expenses include management fees of $500 per day per vessel paid to EST for technical management, headquarters expense, office staff and the expense of administrative, legal, quality assurance, information systems and centralized accounting support functions. Such fees are reduced to $300 per day per vessel when the vessel is in lay-up condition.

         Depreciation and amortization. The Company depreciates its vessels on a straight-line basis over an estimated useful life of 25 years. For secondhand vessels, the Company depreciates vessel acquisition costs on a straight-line basis over the balance of such vessel's useful life of 25 years. Amortization includes dry docking costs of the vessels, which are carried out approximately every two and one-half years. These costs are deferred and amortized through the next dry docking period. Legal costs and financing fees incurred in connection with the financing of a vessel are also deferred and amortized over the loans' repayment period. Costs relating to loans that are repaid are expensed in the period of repayment.

Three Months Ended March 31, 2000, compared with Three Months
Ended March 31, 1999

         Revenue from vessels, net. Revenue from vessels, net, decreased $1.7 million to $15.1 million in the first quarter of 2000, compared to $16.9 million in the relevant quarter in 1999, representing a 10.4 % decrease. Average daily revenue per vessel increased to $9,363 in the first three months of 2000 from $9,040 in the first three months of 1999, representing a 3.5 % increase. Operating days decreased to 1617 days in the first quarter of 2000 from 1815 days in the first quarter of 1999, representing a 10.9% decrease. The reason for the decrease in revenues was that the vessels operating in the spot market were directly affected by the low spot rates and fewer voyage days, while 4 vessels remained in lay up condition for the whole period of the first quarter of 2000. Consequently, revenues from time charters in the first quarter of 2000 were $8.5 million and $6.6 million from the voyage charters compared to $11.5 million and $4.9 million respectively for the first quarter of 1999.

         Voyage and running expenses. Voyage and running expenses decreased by $0.1 million, to $7.7 million in the first quarter of 2000 from $7.8 million in the first quarter of 1999. As a percentage of revenues, voyage and running expenses increased to 50.6% in the first three months of 2000 compared to 47.4% in the first three moths of 1999. Voyage expenses were $3.2 million and $1.8 million in the first three months of 2000 and 1999, respectively. This increase was due to more vessels operated in the spot market thus bunkers, port dues and other expenses were paid by the Company. The cost of laid up for the 4 vessels during the 1st quarter 2000 was $0.5 million. The expected lay up cost per vessel per month is $ 45,000 dollars.

         General and administrative expenses. General and administrative expenses decreased by $0.1 million to $1.2 million in the first three months of 2000 compared to $1.3 million in the first three months of 1999. This decrease was mainly due to the vessels being in lay up condition thus the Management Company charged $300 per day as per the Management agreement.

         Depreciation and amortization. Depreciation and amortization increased by $0.1 million to $3.8 million in the first three months of 2000 from $3.7 million in the first three months of 1999. This increase was due to the depreciation of the new vessels that were delivered to the company on 29/11/99 and 25/2/00.

         Interest expense, net. Interest expense, net, increased by $0.9 million, to $3.4 million in the first quarter of 2000 from $2.5 million in the first quarter of 1999. This increase was primarily due to the capitalization of interest by $0.8 million in the first quarter of 1999. Interest income in the first quarter of 2000 and in 1999 was $0.2 million and $0.7 million, respectively.

         Net income. Net income decreased by $1.0 million, to a loss of $(0.2) million in the first quarter of 2000 from a profit of $0.9 million income in the first quarter of 1999. This decrease of $1.0 million was mainly due to the decrease of net revenues by $1,7 million due to the low spot market freight rates, increase in the Company's net interest expense by $0.9 million due to the capitalization of interest of the Senior Notes and a $ 0.8 million income that the company received from the yard as liquidated damages for the delayed delivery of the vessel.

Year Ended December 31, 1999, compared with Year Ended
December 31, 1998

         Revenue from vessels, net. Revenue from vessels, net, decreased $19.9 million to $ 51.6 million in 1999, compared to $71.4 million in 1998, representing a 27.7% decrease. Average daily revenue per vessel decreased to $8,522 in 1999 from $9,319 in 1998, representing an 8.6% decrease. Operating days decreased to 6,054 days in 1999 from 7,666 days in 1998, representing a 21.0% decrease. The reason for the decrease in revenues was that fewer vessels were on time charter in 1999 and the remaining vessels operated in the spot market were directly affected by lower spot rates and by the lack of additional cargoes, as banana crops were destroyed by heavy rainfalls and floods caused by the El Nino phenomenon during 1998. An other indication of the market conditions and the lack of cargoes is that operating days decreased in 1999 compared to 1998 by 21% or by 1,612 days which means that the vessels that were in the spot market had to wait for longer periods between voyages during the first six months of 1999 while during the third and fourth quarter of 1999 they were in lay-up. Consequently, revenues from time charters in 1999 were $42.3 million and $9.3 million from the voyage charters. On November 29, 1999 the Company took delivery of the first 2205 TEU geared container which was chartered to a major charterer for 5 months. The revenues from the reefer fleet were $ 51.3 million while the container vessel fleet contributed only $ 0.3 million in 1999.

         Voyage and running expenses. Voyage and running expenses decreased by $ 1.7 million, to $ 25.0 million in 1999 from $26.8 million in 1998. As a percentage of revenues, voyage and running expenses increased to 48.6% in 1999 compared to 37.5% in 1998. The decrease of $ 1.7 million was partially due to the fact that the vessels in voyage charters operated fewer days and thus concluded fewer voyages, while during the second half of the year were in lay up, which meant that bunkers, port dues and other expenses were reduced significantly even though more vessels operated in the spot market compared to 1998. Voyage expenses were $ 3.7 million and $2.7 million in 1999 and 1998, respectively. Due to the continuous preventive maintenance that the Company is implementing in its vessels and due to the days that the vessels were in lay up, running expenses decreased by $
2.7 million in 1999.

         General and administrative expenses. General and administrative expenses remained at virtually the same level of $
5.2 million in 1999 compared to $5.3 million in 1998. These expenses consisted of the management fee of $500 per day per vessel paid to EST effective as of January 1, 1998, and compensation to the Company's directors, effective from September 1, 1998. The management, fees to EST are reduced to $300 per day per vessel when a vessel is in lay-up.

         Depreciation and amortization. Depreciation and amortization decreased by $ 0.4 million to $ 14.4 million in 1999 from $14.8 million in 1998. This decrease was due to the sale for scrapping of five vessels during the first nine months of 1999.

         Interest expense, net. Interest expense, net, increased by $ 0.9 million, to $ 10.5 million in 1999 from $9.6 million in 1998. This increase was primarily due to the Company's paying interest on the Senior Notes for the whole of 1999 as opposed to a portion of 1998. The amount of $3.4 million in interest expense was capitalized because the proceeds from the Senior Notes were used for the acquisition of the first newbuilding. Interest expense in 1999 and in 1998 was $ 12.1 million and $12.0 million, respectively. Interest income in 1999 and in 1998 was $
2.1 million and $2.8 million, respectively.

         Net income. Net income decreased by $ 25.3 million, to a loss of $ 9.7 million in 1999 from a profit of $15.6 million in 1998. As a percentage of revenues, net income decreased to (18.8)% in 1999 from 21.9% in 1998. This decrease of $ 25.3, was mainly due to the decrease of net revenues by $19.9 million due to spot market conditions, by $6.3 million due to the Company's reimbursement of its P&I Association for a litigation claim and decreased voyage and running expenses of $ 1.7 million resulting from fewer spot voyages and efficient management of the Company's vessels.



Liquidity and Capital Resources

         The Company operates in a capital-intensive industry requiring extensive investment in revenue producing assets. The liquidity requirements of the Company relate to servicing its debt, funding investments in vessels, funding working capital and maintaining cash reserves. Net cash flow generated from operations is the main source of liquidity for the Company. Net cash provided by operating activities was $8.2 million in the first quarter of 2000 versus $9.0 million for the same period in 1999. Additional sources of liquidity include proceeds from asset sales and borrowings generally secured by one or more of the Company's vessels, together with the proceeds of the Company's offering of Senior Notes.

         Net cash provided by operating activities decreased to $8.2 million in the first quarter of 2000 from $9.0 million in the first quarter of 1999, primarily due to the lower net income for the period, and increase of the net working capital. Net cash provided by operating activities consists of the Company's net income, increased by non-cash expenses such as depreciation and amortization of deferred charges, and adjusted by changes in working capital.

Net cash used in investing activities was $30.7 million out of which $9.4 million has been paid to the shipyard in Taiwan for the installments of three vessels under construction. The balance $20.3 million was the delivery payment for the vessel that was delivered on 25/2/00. The remaining installments within 2000 amounts to $17.0 million. The Company's principal uses of cash in investing activities have been vessel acquisitions and improvements, and purchases of equipment, as well as installment payments for vessels under construction.

         Net cash provided by financing activities in the first quarter of 2000 was $19.9 million, which was the secured loan received by the bank to finance the delivery payment of the vessel which was delivered to the Company on 25/2/00.Thus, cash and cash equivalents at March 31, 2000 were decreased to $11.3 million. The Company expects to fund the remaining $17 million for the acquisition of the newbuildings vessels during 2000 from its existing cash together with the proceeds from the sale of assets.

         The Senior Notes Indenture contains certain covenants that, among other things, limit the ability of the Company and its Restricted Subsidiaries to: (i) incur additional indebtedness; (ii) make restricted payments; (iii) allow restrictions on distributions from subsidiaries; (iv) incur liens; (v) enter into certain transactions with affiliates; (vi) sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Company; (vii) enter into sale and leaseback transactions; (viii) issue capital stock of its subsidiaries; (ix) enter into certain business activities; and (x) merge or consolidate with any other person. Events of default under the Senior Notes Indenture include (i) failure to pay principal or interest when due; (ii) failure to comply with certain restrictions on mergers, consolidations and transfers of assets, (iii) failure to comply with certain agreements and covenants in the Senior Notes Indenture; (iv) certain events of default on other indebtedness; (v) certain events of bankruptcy, and (vi) the breach of any representation or warranty.

         The Company believes that, based on current levels of operating performance and expected market conditions, its cash flow from operations, and other available sources of funds, will be adequate to make the required payments of the installments due to the shipyard, to pay the interest on the Senior Notes which was due 1st May 2000 and to permit anticipated capital expenditures and to fund the working capital requirements during the second quarter of 2000.

Inflation

         Although inflation had a moderate impact on operating expenses, dry docking expenses and corporate overhead, management does not consider inflation to be a significant risk to direct costs in the current and foreseeable economic environment. However, in the event that inflation becomes a significant factor in the world economy, inflationary pressures would result in increased operating and financing costs.

Foreign Exchange Rate Fluctuation

         The international reefer industry's functional currency is the U.S. Dollar and, as a result, virtually all of the Company's revenues are in U.S. Dollars. Historically, general and administrative expenses are incurred in Greek Drachmae, while a significant portion of the cost of revenues is incurred in U.S. Dollars and, to a much lesser extent, other currencies. The Company has a policy of continuously monitoring and managing its foreign exchange exposure, but the Company currently does not have any, and does not believe that it has any current need to enter into, foreign currency hedging transactions.

               ENTERPRISES SHIPHOLDING CORPORATION
                        AND SUBSIDIARIES
                   CONSOLIDATED BALANCE SHEETS

         DECEMBER 31, 1999 AND MARCH 31 2000
(Expressed in thousands of U.S. Dollars - except per share data)


ASSETS                                     1999            2000

CURRENT ASSETS:

   Cash and cash equivalents            $   14,011    $    11,327
                                        -----------   -----------
   Accounts receivable-
     Trade                                    916             726
     Insurance claims                         492              40
     Others receivables                        83             214
                                        -----------   -----------
                                             1,491            980
                                        -----------   -----------
   Inventories                               2,299          2,117
     Prepayments and other                    395           1,971
                                        -----------   -----------
       Total current assets                 18,196         16,395
                                        -----------   -----------

FIXED ASSETS:
   Advances for vessel under
     reconstruction                         45,670         41,105
   Vessels' cost                           249,181        284,449
   Accumulated depreciation               (77,988)       (81,735)
                                        -----------   -----------
                                        -----------   -----------

           Total fixed assets              216,863        243,819
                                        -----------   -----------

OTHER NON CURRENT ASSETS:
   Deferred charges                          4,636          4,580
                                        -----------   -----------
     Total assets                       $  239,695    $   264,794
                                        ===========   ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Current portion of long-term debt    $       0     $     1,400
                                        -----------   -----------




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

   Accounts payable-
     Trade                                   3,963          5,006
     Due to a related company                 643             761
     Master accounts                          575             709
                                        -----------   -----------
                                             5,181          6,476
                                        -----------   -----------

     Dividends payable                          0               0
     Due to management companies              353             339
     Unearned revenue                         493             887
     Accrued interest and finance
      charges                                2,589          6,502
     Claim Payable                           6,300          6,150
     Other accrued liabilities                458             290
                                        -----------   -----------

       Total current liabilities            15,374         22,044
                                        -----------   -----------

LONG-TERM DEBT, net of current maturities

     Senior notes payable                  175,000        175,000
     Banks                                      0          18,600
                                        -----------   -----------
                                           175,000        193,600
                                        -----------   -----------

   SHAREHOLDERS' EQUITY:

     Share capital, nominal value
     $0.01 each (100,000,000
     shares authorised,
     issued and outstanding at
     December 31, 1999 and March 31 2000)    1,000          1,000
     Retained earnings                      48,321         48,150
                                        -----------   -----------
      Total shareholders' equity            49,321         49,150
                                        -----------   -----------
      Total liabilities and
        shareholders' equity            $  239,695    $   264,794
                                        ===========   ===========

      ENTERPRISES SHIPHOLDING CORPORATION AND SUBSIDIARIES

              CONSOLIDATED STATEMENTS OF CASH FLOW
     FOR THE PERIODS ENDED MARCH 31, 1999 AND MARCH 31, 2000
            (Expressed in thousands of U.S. Dollars)

                                              1999       2000

Cash Flows from operating activities:
  Net income                            $      73     $     (171)
  Adjustments to reconcile net income to
  net cash provided by operating activities-
     Depreciation                            3,519         3,746
     Amortization of deferred charges         327            200
     Loss from vessels sale                   701              0
  (Increase) Decrease in:
     Accounts receivable                     1,102           511
     Inventories                               71            182
     Prepayments and other                 (1,949)        (1,576)
  Increase (Decrease) in:
     Accounts payable                         872           1,043
     Master Account                           199            134
     Due to a related company                 (43)           118
    Accrued Interest                         3,882          3,913
     Other accrued liabilities                477           (168)
     Unearned revenue                          62            394
     Claim payable                                          (150)
     Amounts due to management companies     (194)           (14)
                                        -----------   -----------
Net cash provided by operating activities    9,099          8,162
                                        -----------   -----------

Cash Flows (for) from investing activities:
  Advances for vessels under
    construction/reconstruction            (6,869)       (10,431)
  Payments for vessels' acquisition
    and improvements                            0        (20,272)
   Net proceeds from vessels sale             972              0
  Payments for drydocking and special
    survey costs                                0            (58)
  Purchase of marketable securities        (1,450)             0
                                        -----------   -----------
  Net cash (used in) provided by
    investing activities                   (7,347)       (30,761)
                                        -----------   -----------

Cash Flows (for) from financing activities:
 Proceeds from shareholders,
    net of withdrawals                          0              0
 Proceeds from long-term debt, banks            0         20,000

  Proceeds from issuance of
    Senior Notes                                0              0
 Payments and repayment of long-term
    debt, banks                                 0              0
 Payments and repayment of long-term debt,
    related party                               0              0
  Payments for financing fees                   0            (85)
  Payments for dividends                   (7,500)             0
  Notes issuance and distribution               0              0
                                        -----------   -----------
Net cash (used in) provided by
  financing activities                     (7,500)         19,915
                                        -----------   -----------

Net increase (decrease) in cash
   and cash equivalents                    (5,748)        (2,684)

Cash and Cash Equivalents,
   beginning of period                      26,854         14,011
                                        -----------   -----------

Cash and Cash Equivalents,
end of period                           $   21,106    $    11,327
                                        ===========   ===========

      ENTERPRISES SHIPHOLDING CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF INCOME
     FOR THE PERIOD ENDED MARCH 31, 1999 AND MARCH 31, 2000
(Expressed in thousands of U.S. Dollars - except per share data)

                                              1999           2000

REVENUE FROM VESSELS, net               $   16,899    $    15,140


VOYAGE AND RUNNING EXPENSES                (7,778)        (7,668)
                                        -----------   -----------

      Gross profit                           9,121          7,472


DEPRECIATION AND AMORTIZATION              (3,734)        (3,834)


GENERAL AND ADMINISTRATIVE EXPENSES        (1,340)        (1,235)
                                        -----------   -----------

      Income from operations                 4,047          2,403
                                        -----------   -----------

OTHER INCOME (EXPENSES):
   Interest and finance expenses, net      (2,552)        (3,426)
   Foreign currency gain (loss)                91             40
   Other, net                                (675)           812
                                        -----------   -----------

      Total other income (expenses)        (3,136)        (2,574)


                                        -----------   -----------
Net Income                              $     911     $     (171)
                                        ===========   ===========

Earnings per share, basic               $    0.01     $    (0.00)
                                        ===========   ===========
Weighted average number
   of shares, basic                     100,000,000   100,000,000
                                        ===========   ===========


EBITDA                                  $    7,781    $     6,237

Ratio of EBITDA to interest
   expense.net                                3.05           1.82

EBITDA Margin                               46.04%         41.20%

      ENTERPRISES SHIPHOLDING CORPORATION AND SUBSIDIARIES

         CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
               FOR THE PERIOD ENDED MARCH 31,1999
(Expressed in thousands of U.S. Dollars - except per share data)

                                              Valuation
                                                 of
                                             Marketable
                                  Capital    Securities   Retained
                                   Stock   Surplus (Loss) Earnings    Total
                                 --------- -------------- --------- ---------

BALANCE, December 31, 1998       $  1,000     $    891    $  57,125  $  59,016


Net Income                             0             0         911        911

Valuation of Marketable sec.           0           (70)          0        (70)
                                 --------     ---------   ---------  ---------

BALANCE March 31, 1999           $  1,000     $    821    $  58,036  $ 59,857
                                 =========    =========   ========== =========



      ENTERPRISES SHIPHOLDING CORPORATION AND SUBSIDIARIES

         CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
               FOR THE PERIOD ENDED MARCH 31,2000

(Expressed in thousands of U.S. Dollars - except per share data)

                                              Valuation
                                                 of
                                             Marketable
                                  Capital    Securities   Retained
                                   Stock   Surplus (Loss) Earnings    Total
                                 --------- -------------- --------- ---------

BALANCE, December 31,1999        $  1,000     $      0    $  48,321  $  49,321

Net income (Loss)                      0             0        (171)      (171)

Valuation of Marketable sec.           0             0           0          0
                                 --------     ---------   ---------  ---------

BALANCE, March 31,2000           $  1,000     $      0    $  48,150  $ 49,150
                                 =========    ===-=====   ========== =========




                                     20
02391003.AA5

                           SIGNATURES


         Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                             ENTERPRISES SHIPHOLDING CORPORATION
                             (registrant)


Dated: May 12, 2000          By:  /s/ Victor Restis
                                  ___________________________
                                  Victor Restis
                                  President and Chief
                                  Executive Officer



































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02391003.AA5